UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

NORTHERN TIER ENERGY LP

(Name of the Issuer)

WESTERN REFINING, INC.

NORTHERN TIER ENERGY GP LLC

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

665826103

(CUSIP Number of Class of Securities)

Northern Tier Energy LP Northern Tier Energy GP LLC c/o Melissa M. Buhrig Executive Vice President and General Counsel 1250 W. Washington Street, Suite 300 Tempe, Arizona 85281 (602) 302-5450	Western Refining, Inc. Western Acquisition Co, LLC c/o Lowry Barfield Senior Vice President-Legal, General Counsel and Secretary 123 W. Mills Ave., Suite 200 El Paso, Texas 79901 (915) 534-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

John Goodgame Christopher J. Arntzen Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002-5200 713-220-5800	Jeffery B. Floyd Alan Beck Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002-6760 713-758-2222

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☒	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$343,093,488	$34,550

*	Calculated solely for the purpose of determining the filing fee. The Transaction Valuation was calculated by multiplying (a) $20.97 (the average of the high and low prices per NTI common unit on May 9, 2016, as quoted on the New York Stock Exchange) and (b) 57,469,596, the estimated maximum number of NTI common units that may be exchanged for the merger consideration minus $862,043,940, the estimated aggregate amount of cash consideration to be paid to the former holders of NTI common units.
**	In accordance with Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001007 by the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $63,373	Filing Party: Western Refining, Inc.

Form or Registration No.: Form S-4 (Registration No. 333-209031)	Date Filed: January 19, 2016

Amount Previously Paid: $194	Filing Party: Western Refining, Inc.

Form or Registration No.: Form S-4 (Registration No. 333-209031)	Date Filed: March 18, 2016

Amount Previously Paid: $27	Filing Party: Western Refining, Inc.

Form or Registration No.: Form S-4 (Registration No. 333-209031)	Date Filed: April 19, 2016

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) Northern Tier Energy LP, a Delaware limited partnership (“NTI”) and the issuer of the common units representing limited partner interests in NTI that are the subject of the Rule 13e-3 transaction, (ii) Western Refining, Inc., a Delaware corporation (“WNR”), and (iii) Northern Tier Energy GP LLC, a Delaware limited liability company, the general partner of NTI and a wholly-owned subsidiary of WNR (“NTI GP”). This Schedule relates to the Agreement and Plan of Merger, dated as of December 21, 2015, by and among NTI, WNR, Western Acquisition Co, LLC, a Delaware limited liability company (“MergerCo”) and NTI GP (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on June 23, 2016, MergerCo was merged with and into NTI, with NTI continuing as the surviving limited partnership and a wholly-owned subsidiary of WNR (the “Merger”). As a result, MergerCo is no longer a filing person because it was merged with and into NTI.

WNR has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (Registration No. 333-209031) (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, the “Form S-4”), which contains a proxy statement and a prospectus (the “proxy statement/prospectus”) and constitutes (i) a prospectus of WNR under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the WNR common stock to be issued pursuant to the Merger Agreement and (ii) a notice of meeting and a proxy statement of NTI under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of NTI common unitholders, at which NTI common unitholders were asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. The Form S-4 was declared effective by the SEC on May 23, 2016, and the proxy statement/prospectus was mailed to NTI unitholders on or about May 23, 2016. The special meeting of NTI common unitholders was held on June 23, 2016, where the NTI common unitholders voted to approve the Merger Agreement and the transactions contemplated thereby and to approve, on an advisory basis, the compensation payments that may be paid or become payable to NTI’s named executive officers in connection with the Merger. A copy of the proxy statement/prospectus is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amendment No. 4 to the Schedule is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference. Terms used but not defined in this Schedule shall have the meanings given to them in the proxy statement/prospectus.

Item 15.	Additional Information.

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented as follows:

On June 23, 2016, NTI held a special meeting of its common unitholders in order to vote upon proposals relating to the Merger, including a proposal to approve the Merger Agreement and the transactions contemplated thereby and a proposal to approve, on an advisory, non-binding basis, the compensation payments to be paid or become payable to NTI’s named executive officers in connection with the Merger. At the special meeting, a majority of the outstanding NTI common units were voted to approve both proposals.

On June 23, 2016, MergerCo and NTI filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which MergerCo was merged with and into NTI, with NTI continuing as the surviving limited partnership. As a result of the Merger, NTI became an indirect wholly owned subsidiary of WNR.

As a result of the Merger, NTI ceased to be a publicly traded company and its common units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

Item 16.	Exhibits.

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented as follows:

(a)(1)	Letter to Common Unitholders of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus filed by NTI with the SEC on May 23, 2016

(a)(2)	Notice of Special Meeting of Common Unitholders of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus filed by NTI with the SEC on May 23, 2016

(a)(3)	Proxy Statement of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus filed by NTI on May 23, 2016

(a)(4)	Press Release, dated June 23, 2016

(b)	None

(c)(1)	Fairness Opinion of Evercore Group L.L.C., dated December 21, 2015, incorporated herein by reference to the proxy statement/prospectus filed by NTI with the SEC on May 23, 2016

(c)(2)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 1, 2015

(c)(3)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 9, 2015

(c)(4)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 11, 2015, as presented on December 14, 2015

(c)(5)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 16, 2015, as presented on December 17, 2015

(c)(6)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 21, 2015

(c)(7)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 21, 2015, as updated and presented on January 7, 2016

(c)(8)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated October 16, 2015

(c)(9)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated October 22, 2015

(c)(10)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated December 7, 2015

(c)(11)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated December 21, 2015

(d)(1)	Agreement and Plan of Merger, dated December 21, 2015, among Northern Tier Energy LP, Western Refining, Inc., Western Acquisition Co, LLC and Northern Tier Energy GP LLC, incorporated herein by reference to Annex A of the proxy statement/prospectus filed by NTI with the SEC on May 23, 2016

(f)(1)	First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012, incorporated here by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Northern Tier Energy LP on August 2, 2012

(f)(2)*	Delaware Code Title 6 § 17-212

(g)	None

*	Previously filed on January 19, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2016

NORTHERN TIER ENERGY LP

By:	Northern Tier Energy GP LLC,
its general partner

By:	/s/ Karen B. Davis
Name:	Karen B. Davis
Title:	Executive Vice President and Chief Financial Officer

Dated: June 30, 2016

WESTERN REFINING, INC.

By:	/s/ Gary R. Dalke
Name:	Gary R. Dalke
Title:	Chief Financial Officer

Dated: June 30, 2016

NORTHERN TIER ENERGY GP LLC

By:	/s/ Karen B. Davis
Name:	Karen B. Davis
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Letter to Common Unitholders of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus filed by NTI with the SEC on May 23, 2016

(a)(2)	Notice of Special Meeting of Common Unitholders of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus filed by NTI with the SEC on May 23, 2016

(a)(3)	Proxy Statement of Northern Tier Energy LP, incorporated herein by reference to the proxy statement/prospectus filed by NTI with the SEC on May 23, 2016

(a)(4)	Press Release, dated June 23, 2016

(b)	None

(c)(1)	Fairness Opinion of Evercore Group L.L.C., dated December 21, 2015, incorporated herein by reference to the proxy statement/prospectus filed by NTI with the SEC on May 23, 2016

(c)(2)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 1, 2015

(c)(3)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 9, 2015

(c)(4)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 11, 2015, as presented on December 14, 2015

(c)(5)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 16, 2015, as presented on December 17, 2015

(c)(6)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 21, 2015

(c)(7)*	Presentation of Evercore Group L.L.C. to the Conflicts Committee of the Board of Directors of Northern Tier Energy GP LLC, dated December 21, 2015, as updated and presented on January 7, 2016

(c)(8)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated October 16, 2015

(c)(9)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated October 22, 2015

(c)(10)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated December 7, 2015

(c)(11)*	Presentation prepared by Goldman, Sachs & Co., in conjunction with Western Refining, Inc. management, for the Board of Directors of Western Refining, Inc., dated December 21, 2015

(d)(1)	Agreement and Plan of Merger, dated December 21, 2015, among Northern Tier Energy LP, Western Refining, Inc., Western Acquisition Co, LLC and Northern Tier Energy GP LLC, incorporated herein by reference to Annex A of the proxy statement/prospectus filed by NTI with the SEC on May 23, 2016

(f)(1)	First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012, incorporated here by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Northern Tier Energy LP on August 2, 2012

(f)(2)*	Delaware Code Title 6 § 17-212

(g)	None

*	Previously filed on January 19, 2016.